

July 9, 2014

Via E-mail
Mr. Neal S. Nackman
Chief Financial Officer
G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, NY 10018

      Re: G-III Apparel Group, Ltd.
              Form 10-K for the Fiscal Year Ended January 31, 2014
              Filed March 31, 2014
              Response dated May 12, 2014
              Response dated June 25, 2014
              File No. 000-18183

Dear Mr. Nackman:

We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2014
Notes to Consolidated Financial Statements, page F-8
Note D – Acquisitions and Intangibles, page F-13

1.   We note from your response to our prior comment 1 that you have excluded the disclosure required by FASB ASC 805-10-50-2(h) due to immateriality. To the extent you believe the G.H. Bass acquisition was material enough to warrant disclosure under FASB ASC 805-10-50-2, it is unclear to us why you would conclude the same acquisition was immaterial in regards to the disclosure requirements of paragraph 2(h) of that same section. Please expand your disclosure in future filings, including your next interim filing, to include the requirements of FASB ASC 805-10-50-2(h) or tell us why these particular disclosures are either immaterial or otherwise not required. In your response to this comment, provide us with a draft of your proposed future disclosure. In regards to your reference to the Significant Subsidiary thresholds of Regulation S-X,

please note these thresholds should not be considered in your assessment of financial statement materiality and are limited to the purposes referenced in Regulation S-X.

Note K – Segments, page F-23

2.   Please clarify for us the manner in which the CODM reviews product line information to allocate resources and assess performance, if at all.

3.   We note from your prior responses that there are no managers at the operating segment level (except for the retail group). Please provide us with a detailed discussion of how the CODM reviews the performance of these segments and how he holds those accountable for the performance of the operating segment.

4.   We have reviewed your response to our prior comment 3 from your letter dated May 12, 2014, noting that your budget process is collaborative and includes your CODM, group managers and product line managers. Please elaborate on your budget process and also tell us the:

- methodology used to prepare the budget (e.g. top-down approach or bottom-up approach),

- individual or group of individuals who approve the operating budget,

- line items included in the approved budget and whether the budgets are organized by segment, group, product or some other manner,

- person who approves mid-year or intra-period changes in budgets, and the level at which those changes are proposed and approved, and

- nature of the communications that address budget variances, including when and how the CODM is informed of these variances.

5.   Please identify those individuals who are responsible for product line results (e.g., the product line managers, the group managers, or some other manager) and to whom those individuals report.

6.   We have reviewed your response to our prior comment 3 from your letter dated May 12, 2014 noting product lines may move between groups. Please provide us with a detailed discussion of how frequently in the past product lines have been shifted from one group to another group, and whether there are plans to move product lines from one group to another in the future.

7.   Please provide us with a detailed discussion of the financial and nonfinancial
        performance metrics utilized by the company to determine compensation for the CODM,
        the group managers and the product line manager. Please explain the extent to which
        these metrics are tied to the performance of segments, groups or particular product lines
        or brands, if any.

        You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-
3398, if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                         /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining